Exhibit 99.1

SciSparc’s Subsidiary NeuroThera Labs Granted Japanese Patent for its Proprietary, Innovative Therapeutic Combination

TEL AVIV, Israel, Aug. 12, 2026 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), today announced that NeuroThera Labs Inc. (TSXV: NTLX) ("NeuroThera"), a clinical-stage pharmaceutical company focused on developing novel treatments for central nervous system disorders, announced that the Japanese Patent Office has granted the company a patent for NeuroThera’s pharmacological combination titled “Compositions and Methods for Potentiating Derivatives of 4-Aminophenols.”

The newly granted Japanese patent covers pharmaceutical compositions and methods comprising proprietary combinations of 4-aminophenols derivatives (including paracetamol) and N-acylethanolamines. These combinations are designed to enhance the analgesic and antipyretic performance of 4-aminophenol-based therapies. NeuroThera believes this synergistic approach may potentially enable lower effective dosing while helping to mitigate dose-related side-effect concerns associated with established treatments.

This patent further strengthens NeuroThera’s expanding intellectual property portfolio reinforcing protection for its combination-therapy platforms designed to optimize and modernize standard treatments for pain, fever, and related conditions.

The addition of Japanese patent coverage marks an important strategic milestone as NeuroThera advances its next-generation therapeutic innovations across global markets.

NeuroThera continues to advance its therapeutic platforms with the goal of delivering safe, effective, and accessible treatments to patients worldwide.

About SciSparc Ltd. (Nasdaq: SPRC):

The Company, through its majority-owned subsidiary NeuroThera, engages in clinical-stage pharmaceutical developments. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company, together with its majority-owned subsidiary NeuroThera, is currently engaged in the following drug development programs based on THC and/or non-psychoactive CBD: SCI-110 for the treatment of Tourette syndrome, for the treatment of Alzheimer's disease and agitation; and SCI- 210 for the treatment of autism spectrum disorder and status epilepticus. The Company, through NeuroThera, also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seed oil-based products on the Amazon.com Marketplace.

About NeuroThera Labs Inc.

NeuroThera is a clinical-stage pharmaceutical company focused on developing novel therapeutics for central nervous system disorders and other underserved health conditions through collaborations and innovative combinations.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc uses forward-looking statements when it discusses the potential benefits of the patented combinations, including their potential to enhance the effects of 4-aminophenol derivatives, potentially enable lower effective doses and address dose-related side effects, as well as the potential for NeuroThera’s proprietary combination platforms to improve established therapies for pain, fever and related conditions and NeuroThera’s advancement of its next-generation therapeutic innovations across global markets and its goal of delivering safe, effective, and accessible treatments to patients worldwide. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F, filed with the SEC on April 29, 2026, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:
IR@scisparc.com
Tel: +972-3-6167055